Exhibit 99.1

Sapiens Acquires German-Based Insurtech sum.cumo to Expand its Footprint in the DACH Region

Acquisition of one of Intelligent Insurer’s “Insurtech: Hot 100” companies will enable Sapiens to enhance its digital offerings globally

Hamburg, Germany and Holon, Israel – January 7, 2019 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, announced today that it has acquired sum.cumo, the German-based technology provider that offers disruptive, digital, innovative and consumer-centric solutions mainly to the insurance sector, for up to €28.4 million.

Sum.cumo services insurers in the DACH region (Germany, Switzerland and Austria), helping them to set up their business model and obtain a marketing edge. The company’s experts in consulting, user experience, marketing and technology enable the region’s insurers to launch successful e-commerce environments.

Named as one of the Insurtech: Hot 100 firms by leading global publisher Intelligent Insurer, sum.cumo was established in 2010 and was formerly owned by die Bayerische Versicherungsgruppe, currently one of its customers. sum.cumo has more than 150 technology and insurance experts, and serves customers in Germany and Switzerland from offices in Hamburg, Düsseldorf and Zurich.

The acquisition will enable Sapiens to expand its footprint by offering Sapiens’ complete product and services portfolio in the DACH region, alongside sum.cumo’s offerings. Sapiens will continue to invest in and support sum.cumo’s offerings, and enhance Sapiens’ digital offerings worldwide via sum.cumo’s solutions and expertise.

“The large and lucrative German market and overall European market are extremely attractive ones for insurance software solution providers,” said Craig Beattie, senior analyst in Celent’s insurance practice. “This acquisition shows Sapiens’ commitment to enlarging its presence in the region and expanding the Sapiens DigitalSuite, to better service customers who wish to follow the insurance e-commerce strategy.”

“Sapiens has implemented a growth strategy that incorporates acquisitions to accelerate our business,” said Roni Al-Dor, Sapiens president and CEO. “We are a strategic buyer that acquires companies that fit our mission, vision and culture. sum.cumo met our parameters as one of the most innovative insurtech companies in the region. Penetration into the DACH region has been part of Sapiens’ long-term growth strategy and we have started to gain traction in this region with Sapiens products. With sum.cumo’s local and talented team and customers, we should significantly enhance our presence there.”

“Joining with Sapiens is a wonderful opportunity for sum.cumo’s team and clients. As a scale-up insurtech company, we believe that Sapiens will be the right home for us,” said Björn Freter, founder and co-CEO, sum.cumo. “We will continue to robustly support our customers, while also helping them evolve and thrive.”

“sum.cumo found the best possible new home,” said Herbert Schneidemann, CEO, die Bayerische Versicherungsgruppe. “Sapiens’ focus on insurance and technology software solutions and services will enable this innovative team to keep growing and to better serve customers in the DACH region. We enjoyed working with sum.cumo during the last few years and will continue to benefit from sum.cumo’s offerings, while collaborating on mutually-beneficial offerings in the future.”

The acquisition’s primary goal is expanding Sapiens’ presence in the DACH region. sum.cumo is expected to reach 2019 non-GAAP revenues of €15 million and low single-digit profitability. The total consideration is up to €28.4m (€24.4m in cash and €4m in Sapiens shares), including consideration for future retention and performance over the next four years. The acquisition will be accretive to profit starting from the second half of 2020. Consummation of the transaction is subject to certain regulatory approvals. The closing is expected for mid-Q1, 2020.

About Sapiens

Sapiens International Corporation empowers insurers to succeed in an evolving industry. The company offers digital software platforms, solutions and services for the property and casualty, life, pension and annuity, reinsurance, financial and compliance, workers’ compensation and financial markets. With more than 35 years of experience delivering to over 500 organizations globally, Sapiens has a proven ability to satisfy customers’ core, data and digital requirements. For more information: www.sapiens.com.

About sum.cumo

sum.cumo stands for the successful, integrated digitalization of traditional business models. The insurtech’s locations in Hamburg, Dusseldorf and Zurich offer companies in the insurance and lottery sectors disruptive innovation and customer-centric solutions based on the latest technologies. With the guidance and support of their specialists in consulting, user experience, front-end development, back-end development and marketing, the success of each project is ensured from initial conception to final execution. For more information: www.sumcumo.com/en.

Investor and Media Contact

Yaffa Cohen-Ifrah

Chief Marketing Officer and Head of Corporate Communications

Sapiens International

Mobile: +1-201-250-9414

Phone: +972-3-790-2026

Email: Yaffa.cohen-ifrah@sapiens.com